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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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




                                   ELTEK LTD.



6-K Items


1.   Press  release re Eltek  Announces  2003  Financial  Results dated June 17,
     2004.

                                                                          ITEM 1

Press Release                                                 Source: Eltek Ltd.

Eltek Announces 2003 Financial Results

Thursday June 17, 3:42 pm ET

PETACH-TIKVA, Israel--(BUSINESS WIRE)--June 17, 2004--Eltek LTD. (Nasdaq:ELTK -
News), the leading Israeli manufacturer of advanced circuitry solutions, today announced its financial results for the fourth quarter of 2003 and the year ended December 31, 2003.

Revenues for the year 2003 were NIS 108.3 million ($24.7 million) compared with NIS 108 million ($24.7 million) for the year 2002. Net loss for the year 2003 was NIS 13 million ($3 million), or NIS (3.61) ($0.82) per share, compared with a net loss of NIS 15.7 million ($3.6 million), or NIS (5.36) ($1.22) per share for 2002 (all per share numbers are based on a par value per share of NIS 1).

Revenues for the fourth quarter of 2003 were NIS 27.6 million ($6.3 million) compared with NIS 27.3 million ($6.2 million) for the fourth quarter of 2002. Net loss for the fourth quarter of 2003 was NIS 3.7 million ($836,000), or NIS (0.84) ($0.19) per share, compared with a net loss of NIS 6.8 million ($1.6 million), or NIS (2.28) ($0.52) per share, for the fourth quarter of 2002.

"The results of 2003 are marked by continued improvements in revenues per employee, positive annual cash flow from operations and reduced balance sheet debt," commented Arieh Reichart, President and Chief Executive Officer of Eltek. "Despite reducing our manpower by 50 positions, we managed to intensify our marketing efforts to position Eltek to realize its potential in the complex high-end of the PCB manufacturing markets."

"I am encouraged with the growing contribution of our international operations which accounted for approximately 30% of our overall annual revenues. Looking forward, we are planning to increase our presence in the flex-rigid PCB markets, by leveraging our expertise in this lucrative niche," added Mr. Reichart.

In March 2004, Eltek appointed Mr. Amnon Shemer as its Chief Financial Officer. Prior to joining Eltek, Mr. Shemer, 45, was managing director for Mea Control Transfer Ltd., a company that provides investment banking services, and, from June 1995 until August 2002 he served as vice president of finance for Mentergy Ltd., a publicly traded company.

"During 2003 Eltek has taken serious steps of cutting down its expenses, while maintaining its revenues, thus increasing its productivity. During 2004 we are planning to increase our international operations while closely monitoring our cost structure," said Mr. Shemer.

About the Company

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek's Website at www.eltekglobal.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                                   ELTEK LTD.
                      Consolidated Statements of Operations
               Adjusted to New Israeli Shekels as of December 2003
                (In thousands, except per share data)

                                 Convenience               Convenience
                                 Translation               Translation
                                   --------                   -------
                        Year ended              Three months ended
                        December 31,               December 31,
               ---------------------------- --------------------------
                 2002      2003      2003     2002     2003     2003
                  NIS       NIS    U.S. $     NIS      NIS    U.S. $
                 (Un-      (Un-     (Un-      (Un-    (Un-      (Un-
                audited)  audited) audited) audited) audited) audited)
               --------- --------- -------- -------- -------- -------

Revenues        108,035   108,303   24,732   27,342    27,646   6,314
Costs of
 revenues      (106,458) (102,643) (23,440) (28,950)  (26,318) (6,011)
               --------- --------- -------- --------  -------- -------
Gross profit
 (loss)           1,577     5,660    1,292   (1,608)    1,328     303

Research and
 development
 income
 (expenses),
 net               (116)       18        4        -        -        -

Selling,
 general and
 administrative
 expenses       (15,152)  (14,996)  (3,424)  (4,310)   (3,575)   (816)

Amortization of
 goodwill          (292)     (584)    (133)    (137)     (177)    (40)
               --------- --------- -------- --------  -------- -------

Operating loss  (13,983)   (9,902)  (2,261)  (6,055)   (2,424)   (553)

Financial
 expenses, net   (1,443)   (2,989)    (683)    (696)   (1,115)   (255)
               --------- --------- -------- --------  -------- -------

Loss before
 other income
 (expenses),
 net            (15,426)  (12,891)  (2,944)  (6,751)   (3,539)   (808)

Other income
 (expenses),
 net                290       (20)      (5)     297      (183)    (42)
               --------- --------- -------- --------  -------- -------

Loss before
 taxes on
 income         (15,136)  (12,911)  (2,949)  (6,454)   (3,722)   (850)
Taxes on income    (380)     (194)     (44)    (285)      (93)    (21)
               --------- --------- -------- --------  -------- -------

Net loss after
 taxes on
 income         (15,516)  (13,105)  (2,993)  (6,739)   (3,815)   (871)

Minority share
 in subsidiary's
 net loss
(income)           (198)      118       27      (81)      155      35
               --------- --------- -------- --------  -------- -------
Net loss for
 the period     (15,714)  (12,987)  (2,966)  (6,820)   (3,660)   (836)
               =========  ======== ======== ========  ======== =======
Basic and
 diluted loss
 per NIS 1 par
 value of the
 share
 capital(A)       (5.36)    (3.61)   (0.82)   (2.28)    (0.84)  (0.19)
               =========  ======== ======== ========  ======== =======
Total par value
 of shares used
 to compute
 basic and
 diluted net
 loss per NIS 1
 par value of
 share            2,932     3,569    3,569    2,932     4,281   4,281
               =========  ======== ======== ========  ======== =======

(A) shares of a par value of NIS 0.6 each.

                                   Eltek Ltd.
                      Consolidated Condensed Balance Sheets
               Adjusted to New Israeli Shekels as of December 2003

                                                           Convenience
                                                           Translation
                                                           -----------
                                         December 31,     December 31,
                                     --------------------- -----------
                                       2002       2003        2003
                                     Unaudited  Unaudited   Unaudited
                                        NIS        NIS       U.S. $
                                     --------- ----------- -----------
                                                  (in
                                                thousands)
Assets

Current assets
Cash and cash equivalents               6,237       4,371         998
Receivables: Trade                     25,374      19,787       4,518
             Other                      1,634       2,262         517
Inventories                            12,392      13,158       3,005
Prepaid expenses                        1,189         693         158
                                     --------- ----------- -----------

Total current assets                   46,826      40,271       9,196
                                     --------- ----------- -----------

Property and equipment, net            54,032      43,381       9,907
                                     --------- ----------- -----------

Goodwill                                4,973       4,972       1,135
                                     --------- ----------- -----------

Total assets                          105,831      88,624      20,238
                                     ========= =========== ===========

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current
 maturities of long-term debts         20,731      19,461       4,444
Trade payables                         22,696      22,314       5,095
Other liabilities and accrued
 expenses                               7,920       8,555       1,954
                                     --------- ----------- -----------

Total current liabilities              51,347      50,330      11,493
                                     --------- ----------- -----------
Long-term liabilities
Long term debt, excluding current
 maturities                            20,731      13,692       3,127
Employee severance benefits, net          994         940         215
                                     --------- ----------- -----------

Total long-term liabilities            21,725      14,632       3,342
                                     --------- ----------- -----------

Minority interests                      1,840       1,970         450
                                     --------- ----------- -----------

Convertible debenture note                  -       2,295         524
                                     --------- ----------- -----------

Shareholder's equity Ordinary shares, NIS 0.6 par value.
 Authorized 50,000,000 shares,
 issued and outstanding 4,885,651
 shares                                29,334      29,334       6,699
Additional paid in capital             51,985      51,985      11,871
Capital reserves related to loans
 from controlling shareholders         10,010      10,010       2,286
Cumulative foreign currency
 translation adjustments                  539       2,004         458
Capital reserve                         6,685       6,685       1,527

Accumulated deficit                   (67,634)    (80,621)    (18,412)
                                     --------- ----------- -----------

Total shareholder's equity             30,919      19,397       4,429
                                     --------- ----------- -----------

Total liabilities and shareholders'
 equity                               105,831      88,624      20,238
                                     ========= =========== ===========


_______________
Contact:
     Eltek Ltd.
     Amnon Shemer, +972-3-9395023
     amnons@eltek.co.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    ELTEK LTD.
                                    ----------------
                                        (Registrant)



                                    By: /s/Arieh Reichart
                                       ------------------------
                                          Arieh Reichart
                                          President and Chief Executive Officer



Date:   June 17, 2004